SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Aviva Briefing: Capital, Cash and Profits

2 July 2010

AVIVA BRIEFS INVESTORS ON PROFIT DRIVERS AND CAPITAL GENERATION

•     Stable and diversified IFRS profits

•     Resilient operating capital generation

•     Disciplined allocation of capital to fund profitable growth

Aviva plc ("Aviva") is holding a presentation for investors and analysts this morning to provide clarity on one of Aviva's core strengths, its capital generation. The presentation, hosted by Andrew Moss, group chief executive, will also highlight the stability of Aviva's IFRS operating profits and its disciplined allocation of capital to fund profitable growth.

Pat Regan, Aviva's chief financial officer, will show that with 53 million life and general insurance customers Aviva is a significant and resilient generator of capital. In May 2010 Aviva announced that it expects to generate approximately £1.3 billion of net operating capital in 2010, a 30% increase on 2009.

Aviva will also show the stability and diversity of its IFRS profits and its disciplined approach to fund profitable new business growth. In 2009 Aviva achieved an unlevered internal rate of return of 14% on capital re-invested in the UK and 13% in Europe, its two largest markets.

Andrew Moss, group chief executive, said:

"Our presentation today demonstrates the scale and predictability of our capital generation and the diversity of our IFRS profits. This gives our results real resilience and provides a powerful base from which we pay dividends and invest in the profitable growth of the business."

Media and analysts:

•     The presentation has been distributed with this announcement and is also available for download from the company's website www.aviva.com.

•     The event will be webcast and can be viewed from the company's website www.aviva.com

•     A video interview of Andrew Moss and Pat Regan on today's investor presentation can be found at: www.aviva.com/about-us/strategy/executive-interviews

Click on, or paste the following link into your web browser, to view the associated PDF document.

 http://www.rns-pdf.londonstockexchange.com/rns/7152O_-2010-7-2.pdf

Enquiries:

Analysts
Charles Barrows, group investor relations director                +44 (0)20 7662 8115
Jonathan Price, head of investor relations                             +44 (0)20 7662 2111
Jane Gillis, head of investor relations                                     +44 (0)20 7662 8048

Media
Nigel Prideaux, group communications director                    +44 (0)20 7662 0215
Andrew Reid, head of group media relations                         +44 (0)20 7662 3131
Sue Winston, head of group media relations                         +44 (0)20 7662 8221
James Murgatroyd/Conor McClafferty, Finsbury                    +44 (0)20 7251 3801

Notes to editors:

•     Aviva is the world's fifth largest* insurance group, serving 53 million customers across Europe, North America and Asia Pacific

•     Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £45.1 billion and funds under management of £379 billion at
  31 December 2009

•     We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

•     The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive

•     For broadcast-standard video, please visit http://www.aviva.com/media/video/.

•     Follow us on twitter: www.twitter.com/avivaplc

•     Cautionary statements:

This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").

This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in our bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in our ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where we have significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on our results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with our pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report on Form 20-F as filed with the SEC on 30 March 2010. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

*based on gross worldwide premiums at 31 December 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  2 July, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary